UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants - Paragraph 11 - Instruction CVM n.º 358/2002

In December 2007 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	652,381,314	64.5816	32.2813
Non-Voting Shares	22,998,437	2.2753	1.1380
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	652,381,314	64.5816	32.2813
Non-Voting Shares	22,998,437	2.2753	1.1380

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2007 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			9,541,368	0.9445	0.4721
Non-Voting Shares			9,790,958	0.9686	0.4844
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			9,541,368	0.9445	0.4721
Non-Voting Shares			9,790,958	0.9686	0.4844

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			4	0.0433	0.0433
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			4	0.0433	0.0433
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2007 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				458,830		0.0454	0.0227
Non-Voting Shares				1,249,968		0.1236	0.0618
Month Moviment
Type of Securities/Derivatives		Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares		Bradesco S.A. C.T.V.M	buy	11-Dec	47	58.20	2,735.40
Common Shares			buy	11-Dec	100	58.29	5,829.00
Common Shares			buy	11-Dec	417	58.30	24,311.10
Common Shares			buy	11-Dec	2	58.35	116.70
Common Shares			buy	11-Dec	4	58.38	233.52
Common Shares			buy	26-Dec	2,000	53.45	106,900.00
Common Shares			buy	26-Dec	2,000	53.68	107,360.00
Common Shares			Total		4,570		247,485.72
Non-Voting Shares			buy	13-Dec	600	56.13	33,678.00
Non-Voting Shares			buy	18-Dec	2,000	55.90	111,800.00
Non-Voting Shares			buy	18-Dec	665	56.05	37,273.25
Non-Voting Shares			buy	20-Dec	600	56.75	34,050.00
Non-Voting Shares			buy	26-Dec	1,000	57.10	57,100.00
Non-Voting Shares			buy	26-Dec	400	57.11	22,844.00
Non-Voting Shares			buy	26-Dec	2,000	57.15	114,300.00
Non-Voting Shares			buy	26-Dec	82	57.16	4,687.12
Non-Voting Shares			buy	26-Dec	18	57.55	1,035.90
Non-Voting Shares			buy	28-Dec	400	56.55	22,620.00
Non-Voting Shares			buy	28-Dec	600	56.60	33,960.00
Non-Voting Shares			buy	28-Dec	1,000	56.51	56,510.00
Non-Voting Shares			buy	28-Dec	1,400	56.56	79,184.00
Non-Voting Shares			Total		10,765		609,042.27
Non-Voting Shares			sell	3-Dec	2,300	58.09	133,607.00
Non-Voting Shares			sell	3-Dec	200	58.10	11,620.00
Non-Voting Shares			sell	11-Dec	50	61.17	3,058.50
Non-Voting Shares			sell	11-Dec	500	61.21	30,605.00
Non-Voting Shares			sell	26-Dec	500	56.89	28,445.00
Non-Voting Shares			sell	26-Dec	1,500	56.91	85,365.00
Non-Voting Shares			sell	26-Dec	900	57.00	51,300.00
Non-Voting Shares			sell	26-Dec	2,000	57.06	114,120.00
Non-Voting Shares			sell	26-Dec	100	57.07	5,707.00
Non-Voting Shares			sell	26-Dec	1,300	57.08	74,204.00
Non-Voting Shares			sell	26-Dec	200	57.09	11,418.00
Non-Voting Shares			sell	26-Dec	1,200	57.10	68,520.00
Non-Voting Shares			sell	26-Dec	1,000	57.11	57,110.00
Non-Voting Shares			sell	26-Dec	2,451	57.15	140,074.65
Non-Voting Shares			sell	26-Dec	3	57.16	171.48
Non-Voting Shares			Total		14,204		815,325.63
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				463,400		0.0458	0.0229
Non-Voting Shares				1,246,529		0.1233	0.0616

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2007 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				5,332		0.0005	0.0002
Non-Voting Shares				67,554		0.0066	0.0033
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	sell	7-Dec	800	60.80	R$ 48,640.00
Non-Voting Shares		sell	7-Dec	100	60.81	R$ 6,081.00
Non-Voting Shares		sell	7-Dec	900	60.82	R$ 54,738.00
Non-Voting Shares		sell	7-Dec	200	60.83	R$ 12,166.00
Non-Voting Shares	Spinelli S.A. C.V.M.C	sell	7-Dec	2,000	60.75	R$ 121,500.00
Non-Voting Shares		Total		4,000		R$ 243,125.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				5,332		0.0005	0.0002
Non-Voting Shares				63,554		0.0062	0.0031

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2007 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			24	0.0000	0.0000
Non-Voting Shares			3,140	0.0003	0.0001
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			24	0.0000	0.0000
Non-Voting Shares			3,140	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10 th, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.